FILED PURSUANT TO RULE 433 File No. 333-270327

Citigroup Inc.

4.550% Fixed Rate / Floating Rate Callable Subordinated Notes Due June 3, 2035

Final Term Sheet

This term sheet supplements the information set forth under “Description of Subordinated Notes” in the Prospectus Supplement, subject to completion, dated May 27, 2025 (the “Preliminary Prospectus Supplement”) to the Base Prospectus dated March 7, 2023 (the “Prospectus”).

Issuer:	Citigroup Inc. (“Issuer”)

Expected Credit Ratings(1):	Moody’s: Baa2 (stable) S&P: BBB (stable) Fitch: BBB+ (stable)

Status of Notes:	Subordinated. See “Subordination” below

Principal Amount:	CAD $1.5 billion

Launch Date:	May 27, 2025

Pricing Date:	May 27, 2025

Settlement Date:	June 3, 2025 (T+5)

Interest Reset Date:	June 3, 2030

Maturity Date:	June 3, 2035

Spread to the GoC Benchmark Bond Curve:	+165 bps over the GoC Curve (CAN 1.25% 1JUN30 & CAN 0.50% 1DEC30) +165.1 bps (including a curve adjustment of 0.1 bps) over the CAN 1.25% 1JUN30 (priced at $92.36 to yield 2.899%)

Issue Price:	CAD $100.00

Yield to Interest Reset Date:	4.550%

Interest Rate:

From and including the Settlement Date to, but excluding, the Interest Reset Date (the “Fixed Rate Period”), 4.550% per annum payable semi-annually in arrears on each Interest Payment Date.

From, and including, the Interest Reset Date to, but excluding, the Maturity Date or earlier redemption date (the “Floating Rate Period”), the rate per annum equal to Daily Compounded CORRA determined for the relevant Observation Period in respect of such interest period in the Floating Rate Period plus 192 bps, payable quarterly in arrears.

Citigroup Inc.

4.550% Fixed Rate / Floating Rate Callable Subordinated Notes Due June 3, 2035

Final Term Sheet

Upon the occurrence of certain specified events, certain fallback rates may replace the Daily Compounded CORRA administered by the Bank of Canada (or any successor administrator). These fallback rates will be triggered in a specified order and upon the occurrence of specified events as outlined in the Preliminary Prospectus Supplement.

Interest Payment Dates:

During the Fixed Rate Period, payable on the 3rd day of each June and December with the first such payment on December 3, 2025, subject to the Business Day Conventions outlined herein.

During the Floating Rate Period, if applicable, the 3rd day of each March, June, September, and December in each year beginning September 3, 2030, to and including the Maturity Date or earlier redemption date, subject to the Business Day Conventions outlined herein.

Business Day Convention:

If any Interest Payment Date on or before the Interest Reset Date would otherwise fall on a day that is not a Business Day, then the Interest Payment Date will be the next day that is a Business Day, and no additional interest will accrue in respect of the payment made on that next succeeding Business Day.

If any Interest Payment Date after the Interest Reset Date falls on a day that is not a Bank of Canada Business Day, it shall be postponed until the next succeeding Bank of Canada Business Day, unless that day falls in the next calendar month, in which case the Interest Payment Date will be the immediately preceding day that is a Bank of Canada Business Day.

If the Maturity Date falls on a day that is not a Bank of Canada Business Day, the required payment of principal and interest shall be made on the next succeeding Bank of Canada Business Day.

Daily Compounded CORRA:

For an Observation Period the rate will be calculated as follows, with the resulting percentage rounded if necessary to the fifth decimal place, with 0.000005% being rounded upwards and -0.000005% being rounded downwards:

Where:

•  “CORRA Compounded Indexstart” is the CORRA Compounded Index value on the date that is two Bank of Canada Business Days preceding the first date of the relevant interest period in the Floating Rate Period, as published by the Bank of Canada, as the administrator of such rate (or any successor administrator of such rate), on the website of the Bank of Canada or any successor website;

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Citigroup Inc.

4.550% Fixed Rate / Floating Rate Callable Subordinated Notes Due June 3, 2035

Final Term Sheet

•  “CORRA Compounded Indexend” is the CORRA Compounded Index value on the date that is two Bank of Canada Business Days preceding the Interest Payment Date relating to the relevant interest period in the Floating Rate Period, as published by the Bank of Canada, as the administrator of such rate (or any successor administrator of such rate), on the website of the Bank of Canada or any successor website;

•  “d” is the number of calendar days in the relevant Observation Period; and

•  “CORRA Compounded Index” means the measure of the cumulative impact of the Canadian Overnight Repo Rate Average (CORRA) compounding over time administered and published by the Bank of Canada (or any successor administrator).

Observation Period:	In respect of each interest period during the Floating Rate Period, the period from, and including, the date that is two Bank of Canada Business Days preceding the first date in such interest period to, but excluding, the date that is two Bank of Canada Business Days preceding the Interest Payment Date or, in the case of the final Interest Payment Date, the Maturity Date or earlier redemption date.

Specified Currency:	Canadian Dollars (CAD)

Business Day:	Toronto and New York

Day Count Convention:

For the Fixed Rate Period, when calculating interest for a full semi-annual interest period, the day count convention is 30/360 and when calculating for a period that is shorter than a full semi-annual interest period, the day count convention is Actual/365 (Fixed).

For the Floating Rate Period, Actual/365 (Fixed).

Form and Denominations:	Registered Global note, CAD $150,000 and integral multiples of CAD $1,000 in excess thereof.

Clearing System:	CDS

Governing Law:	State of New York

Subordination:	These notes will rank subordinate and junior in right of payment to the Issuer’s Senior Indebtedness as defined in “Description of Debt Securities – Subordination” in the Prospectus.

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Citigroup Inc.

4.550% Fixed Rate / Floating Rate Callable Subordinated Notes Due June 3, 2035

Final Term Sheet

Sales Restrictions:	Available for sale in Canada to accredited investors that are permitted clients. Available for sale in the U.S. as notes are Registered Global notes. Resales in Canada will be subject to resale restrictions.

Defeasance:	Applicable. Provisions of Sections 11.02 and 11.03 of the Indenture apply.

Paying Agent:	Citibank, N.A., London Branch

Optional Redemption by the Issuer:

Applicable at Issuer’s option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons. Redemption in whole, not in part, at 100% of the principal amount plus accrued and unpaid interest to the redemption date.

Applicable at Issuer’s option, in whole but not in part, on or after the Interest Reset Date, at par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

CUSIP / ISIN:	172967QC8 / CA172967QC81

Bookrunners:	Citigroup Global Markets Inc. TD Securities Inc. BMO Nesbitt Burns Inc. RBC Dominion Securities Inc. Scotia Capital Inc. CIBC World Markets Inc. National Bank Financial Inc.

Co-Manager:	Desjardins Securities Inc.

(1)	A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. The file number for Citigroup Inc.’s registration statement is No. 333-270327. Alternatively, you can request the prospectus by calling toll-free in the United States at 1-800-831-9146.

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